June 18, 2025

Stephen Griffin
Chief Financial Officer
Anika Therapeutics, Inc.
32 Wiggins Avenue
Bedford, MA 01730

       Re: Anika Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-14027
Dear Stephen Griffin:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Revenue and Gross Profit and Margin, page 41

1. You disclose that the change in your OEM Channel revenue was driven by lower sales activity while Commercial Channel revenues were impacted by international sales growth. Please provide disclosures to be included in future filings that provide additional details around trends impacting your results of operations and to quantify the extent to which changes are attributable to changes in price, volume, product or service offerings, or other market factors. Refer to Item 303(b)(2)(iii) of Regulation S-
       K.

2. As a related matter, your disclosure on page 50 indicates that your arrangement with
       J&J MedTech accounts for 57% of total revenues for the year ended December 31,
       2024 and revenue under this arrangement is attributable to product sales and sales-
       based royalties. Please quantify for us your product sales and royalties under this
 June 18, 2025
Page 2

       arrangement. Please also tell us your consideration of providing disaggregated revenue disclosure by product, type of revenue and/or commercial partner in your future filings.

General and Administrative Expenses , page 42

3. Your discussion of the changes in general and administrative expenses cites multiple factors without any quantification of the individual factors. Please provide disclosures to be included in future filings to quantify the impact of each material contributing factor and explain the reasons driving these changes. Refer to Item 303(a) to (c) of
       Regulation S-K for guidance.

Research and Development Expenses, page 42

4. Your disclosures beginning on page 9 indicate that you have multiple programs in various stages of development. Please provide disclosures to be included in future filings that disclose the costs incurred during each period presented for each of your key research and development programs separately. If you do not track your research and development costs by program, revise to disclose that fact and explain why you do not maintain and evaluate research and development costs by program.
For
       amounts that are not tracked by program, provide a break down by nature or type of research and development expenses incurred which should reconcile to total research and development expense on the Statements of Operations.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at 202-551-3663 or Angela Connell at 202-551-3426 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences